UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 11-K

ANNUAL REPORT

PURSUANT TO SECTION 15(d) OF THE

SECURITIES EXCHANGE ACT OF 1934

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For fiscal year ended December 31, 2012

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from                      to

Commission file number : 001-09585

ABIOMED Retirement Savings Plan

(Full title of the Plan)

ABIOMED, Inc.

(Name of Issuer of the securities held pursuant to the Plan)

22 Cherry Hill Drive, Danvers, Massachusetts 01923

(Address of principal executive office)

ABIOMED RETIREMENT SAVINGS PLAN

FINANCIAL STATEMENTS

DECEMBER 31, 2012 AND 2011

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Plan Administrator of

the ABIOMED Retirement Savings Plan

We have audited the accompanying financial statements of the ABIOMED Retirement Savings Plan, which comprise the statements of net assets available for benefits as of December 31, 2012 and 2011, and the related statements of changes in net assets available for benefits for the years then ended, and the related notes to the financial statements.

Plan management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor’s judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the Plan’s preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the ABIOMED Retirement Savings Plan as of December 31, 2012 and 2011, and the changes in its net assets available for benefits for the years then ended in accordance with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the financial statements as a whole. The supplemental schedule of Form 5500, Schedule H, Line 4i – Schedule of Assets (Held at End of Year), is presented for the purpose of additional analysis and is not a required part of the financial statements but is supplemental information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. Such information is the responsibility of the Plan’s management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. The information has been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In our opinion, the information is fairly stated in all material respects in relation to the financial statements as a whole.

/s/ Farrar Gates & Green, LLC

Danvers, Massachusetts

May 31, 2013

ABIOMED RETIREMENT SAVINGS PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

DECEMBER 31, 2012 AND 2011

	2012		2011

ASSETS
Interest bearing cash (including money market accounts):
Fidelity Retirement Money Market Fund	$1,626,933		$1,689,173
Interest bearing cash	69,284		99,471

Total interest bearing cash	1,696,217		1,788,644

Investments:
At fair value:
Registered investment companies
Wells Fargo Advisors Growth ADM Fund	3,414,566	*	3,025,227	*
J.P. Morgan US Equity Select Fund	1,725,284	*	1,446,517	*
American Century Heritage Fund	1,589,163	*	1,215,141	*
JP Morgan International Select Fund	1,398,374	*	1,205,640	*
Nuveen Equity Income Fund	1,261,118	*	1,191,558	*
Lord Abbett Short Duration Income Fund	1,209,933	*	—
Black Rock Small Cap Growth Fund	1,170,300	*	1,139,800	*
JP Morgan Short Duration Bond Fund	—		1,335,752	*
Other Mutual Funds & Money Market Accounts	7,416,670		5,433,778

	19,185,408		15,993,413

Employer Securities:
ABIOMED, Inc. Common Stock Fund	1,557,268		1,736,106

Receivables:
Participant notes receivable	290,206		268,592
Employer’s match contributions	348,820		322,951
Participant contribution receivable	90,438		59,512

Total receivables	729,464		651,055

TOTAL ASSETS	$23,168,357		$20,169,218

NET ASSETS AVAILABLE FOR BENEFITS	$23,168,357		$20,169,218

*	Represents 5% or more of net assets available for benefits

The accompanying notes are an integral part of these financial statements.

ABIOMED RETIREMENT SAVINGS PLAN

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

DECEMBER 31, 2012 AND 2011

	2012	2011
ADDITIONS
Net appreciation (depreciation)
Mutual funds	$1,446,832	$(842,757)
ABIOMED, Inc. Common Stock Fund	(643,128)	772,911

Total net appreciation (depreciation) of investments	803,704	(69,846)

Dividends, interest and realized capital gains and losses, net
Mutual funds and common collective trust	763,668	643,962
ABIOMED, Inc. Common Stock Fund	80,439	193,575

Total dividends, interest and realized capital gains and losses, net	844,107	837,537

Contributions:
Employer contributions	348,820	322,951
Participant contributions and rollovers from other qualified plans	2,809,893	2,491,310

Total contributions	3,158,713	2,814,261

Total net additions	4,806,524	3,581,952

DEDUCTIONS
Benefits paid to participants	1,781,359	1,245,529
Administrative fees	26,026	33,746

Total deductions	1,807,385	1,279,275

Net increase	2,999,139	2,302,677

Net assets available for benefits
Beginning of the year	20,169,218	17,866,541

End of the year	$23,168,357	$20,169,218

The accompanying notes are an integral part of these financial statements.

ABIOMED RETIREMENT SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

NOTE 1 – DESCRIPTION OF PLAN

The following description of the ABIOMED Retirement Savings Plan (401 (k) Plan) (the “Plan”) provides only general information. Participants should refer to the Plan Agreement or the Summary Plan Description for a more complete description of the Plan’s provisions.

General. The Plan is a defined contribution plan covering all eligible U.S. employees of ABIOMED, Inc. (the “Company” or “Plan Administrator”) that are age twenty or older. It is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”).

Administration. ABIOMED, Inc. is the Plan Administrator and has assigned responsibility for the operation and administration of the Plan to the Corporate Retirement Committee (the “Committee”) members to which are formally appointed by the Company’s Chief Executive Officer. Fidelity Management Trust Company (“Fidelity”) is the trustee and record keeper for the plan.

Contributions.

Employee: The Plan permits participants to defer annually up to 60% of eligible compensation provided their total annual elective deferral does not exceed the annual limitation ($17,000 for the 2012 plan year). The Economic Growth and Tax Relief Reconciliation Act of 2001 provides that participants who were projected to be age 50 or older by the end of 2012 and who were making deferral contributions to the plan were also eligible to make an additional catch-up contribution of up to $5,500. The amount of deferred compensation is treated as a salary reduction and is not subject to income tax until withdrawn from the plan. Participants may also contribute amounts representing distributions from other qualified retirement plans.

Employer: All employer contributions are subject to certain limitations. To be a qualified participant eligible to receive employer matching or profit sharing contributions for a plan year, an employee must be credited with at least 501 hours of service in the plan year and be an employee on the last day of the plan year, or retire, die, or become disabled during the plan year.

The Company contributed a matching contribution on the behalf of an eligible participant for up to 50% of the first $3,000 of salary contributed by the participant during plan years ended December 31, 2012 and 2011. The maximum matching contribution per employee in any plan year is therefore $1,500.

Additional profit sharing contributions may be made at the discretion of the Company’s Board of Directors. Forfeitures of profit sharing contributions by participants who leave employment prior to becoming fully vested are reallocated as additional profit sharing contributions. For the plan years ended December 31, 2012 and 2011, no additional profit sharing contributions were awarded to participants. At December 31, 2012 and 2011 the balance of forfeitures not yet allocated to participant accounts totaled $40,598 and $37,306, respectively.

ABIOMED RETIREMENT SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

NOTE 1 – DESCRIPTION OF PLAN (CONTINUED)

Participant Accounts. Each participant’s account is credited with the participant’s contributions and allocations of (a) the Company’s contributions and, (b) Plan earnings. Allocations are based on participant earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

Vesting. Participants are immediately vested in 1) their contributions, including rollover contributions from another employer’s qualified retirement plan, 2) employer matching contributions, and 3) actual earnings from any of these contributions. Vesting in the Company’s discretionary profit sharing contribution portion of participant accounts plus actual earnings thereon is based on years of continuous service. A participant is 100% vested after seven years of credited service as shown below.

Years of Service	Vested Percentage
Less than 3 years	0%
3 years but less than 4	20%
4 years but less than 5	55%
5 years but less than 6	70%
6 years but less than 7	85%
7 years or more	100%

Investment Options. As of December 31, 2012, a number of fund options were available to participants providing a wide choice of investment goals and strategies. Descriptions of these funds are provided below. These descriptions are cursory and plan participants are encouraged to read the more detailed prospectus of any investment option prior to making investment decisions.

Fidelity Retirement Money Market. This fund invests in short-term debt obligations such as US Treasury Bills and certificates of deposit. They may deliver a set, modest return with extremely low risk.

JP Morgan International Value Select Fund. This fund seeks to provide high total return from a portfolio of foreign company equity securities.

American Century Heritage Investor Fund. This fund seeks long-term capital growth. The fund primarily invests in companies with earnings and revenues that are growing at an accelerating pace. It normally invests in companies that are medium-sized or smaller at the time of purchase, although it may purchase companies of any size. The fund typically invests in common stocks, but can purchase other types of securities such as preferred stocks, non-leveraged stock index futures contracts, options and debt

ABIOMED RETIREMENT SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

NOTE 1 – DESCRIPTION OF PLAN (CONTINUED)

Nuveen Equity Income Fund. This fund seeks long-term growth of capital and income. The fund invests at least 80% of net assets, plus the amount of any borrowings for investment purposes, in equity securities of companies which the advisor believes are characterized by the ability to pay above average dividends, the ability to finance expected growth, and strong management. It may invest up to 25% of assets, collectively, in non-dollar denominated equity securities of foreign issuers and in dollar-denominated equity securities of foreign issuers that are either listed on a U.S. stock exchange or represented by depositary receipts that may or may not be sponsored by a domestic bank.

Nuveen MDCP Index Fund. This fund seeks to provide investment results that correspond to the performance of the Standard & Poors MidCap 400® Composite Index (S&P MidCap 400 Index). The fund normally invests at least 90% of net assets (plus the amount of any borrowings for investment purposes) in common stocks included in the S&P MidCap 400 Index. It may achieve a correlation between the performance of its portfolio and that of the S&P MidCap 400 Index of at least 95%, without taking into account expenses of the fund. The fund may also invest in stock index futures contracts, options on stock indices, and options on stock index futures on the S&P MidCap 400 Index.

Wells Fargo Growth ADM Fund. This fund seeks long-term capital appreciation. The fund invests at least 80% of total assets in equity securities and up to 25% of total assets in equity securities of foreign issuers through ADRs and similar investments. It invests principally in equity securities of companies that are believed to have prospects for robust and sustainable growth of revenues and earnings. The fund selects equity securities of companies of all market capitalizations. It may use futures, options or swap agreements, as well as other derivatives, to manage risk or to enhance return.

JP Morgan US Equity Select Fund. This fund seeks to provide high total return from a portfolio of selected equity securities. The fund invests at least 80% of assets in equity securities of U.S. companies.

JP Morgan Short Duration Bond Select Fund. This fund seeks current income consistent with preservation of capital. The fund normally invests at least 80% of assets in bonds.

Lord Abbett Short Duration Income Fund. This fund seeks to provide income through mortgage backed securities and corporate debt.

T. Rowe Price International Equity Index Fund. This fund’s objective is long-term capital growth. The fund invests in non-U.S. equities markets.

Black Rock Small Capital Growth Fund. This fund seeks long-term capital growth. The fund normally invests at least 80% of assets in equity securities of small cap companies and invests at least 80% of assets in securities or instruments of issuers located in the United States.

Fidelity Advisor Technology Fund. This fund seeks capital appreciation. The fund normally invests at least 80% of assets in companies that have or will develop products, processes, or services that will provide or benefit from technological advances and improvements. The advisor emphasizes companies in areas such as semiconductors, computer, communications, healthcare, and biotechnology. It is a non-diversified fund.

ABIOMED RETIREMENT SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

NOTE 1 – DESCRIPTION OF PLAN (CONTINUED)

Fidelity Advisor Stable Value Portfolio Fund. This fund seeks to preserve investment capital while earning interest income. The fund invests in investment contracts issued by insurance companies and other financial institutions, and in fixed income securities which may include U.S. Treasury bonds, corporate bonds, mortgage-backed securities, asset-backed securities, and bond funds.

Fidelity Advisor Freedom Income Fund. This fund seeks high total return with a secondary objective of principal preservation. The fund invests in a combination of Fidelity equity, fixed-income, and money market funds (underlying Fidelity funds) and allocates its assets among these funds according to a stable asset allocation strategy designed for investors already in retirement. The fund distributes dividends monthly and capital gains semi-annually.

Fidelity Advisor Freedom Funds

The plan offers the Fidelity Advisor Freedom Fund family of investments. Each Freedom Fund name includes a date, which can help investors to choose the fund that represents their anticipated year of retirement. For example, the Fidelity Freedom Fund 2030 is for investors expecting to retire in approximately 2030. Freedom Funds invest in a collection of underlying Fidelity mutual funds that provide exposure to multiple asset classes, creating a diversified portfolio of investments. The funds are offered in five-year increments, up to Fidelity Freedom 2055 Fund. Even after the target date passes, the asset allocation of the funds continues to become more conservative.

ABIOMED, Inc. Common Stock Fund. The objective of this fund is to invest in ABIOMED, Inc. common stock. The fund has been set up as a “unitized” fund that provides participants with the benefit of being invested in company stock while also allowing for daily trading similar to a mutual fund. A unitized stock fund is comprised of the underlying company stock (generally 96-99% of the fund balance) and a short-term cash component (generally 1-4% of the fund balance) that provides the liquidity necessary for daily trading.

Participant Loans. Participants may borrow from their fund accounts a maximum principal amount of $50,000 or 50% of their vested balances, whichever is less. The minimum principal amount of any loan is $1,000. Loans must be repaid over a period of no more than five years, unless used to acquire a principal residence, in which case the maximum repayment period is ten years. Participants borrowing from their vested account balances are required to sign promissory notes pledging up to half the value of their vested account balances. These notes bear interest at a fixed rate determined by the Plan Administrator based on prevailing interest rates charged by persons in the business of lending money for loans, which would be made under similar circumstances. Principal and interest is paid ratably through monthly payroll deductions. Participant loans are accounted for separately within the participant’s account. As of December 31, 2012 and 2011, the balance in participant loans outstanding was $290,206 and $268,592, respectively. These loans are shown as participant notes receivable in the Statement of Net Assets Available for Benefits.

Payment of Benefits. On termination of service due to retirement, disability or death, a participant (or designated beneficiary) may elect to receive either a lump-sum amount equal to the value of the participant’s vested interest in his or her account, or a series of cash payments in substantially equal installments over a period of time as provided in the Plan Agreement. For termination of service due to other reasons, a participant may receive the value of the vested interest in his or her account as a lump-sum distribution

ABIOMED RETIREMENT SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

NOTE 1 – DESCRIPTION OF PLAN (CONTINUED)

A hardship withdrawal from a participant’s account may be permitted while a participant is still actively employed if the participant has a financial hardship for which funds are not reasonably available from other resources of the participant. For purposes of the Plan, financial hardship may include uninsured medical expenses, the purchase of a primary residence, payment of the next 12 months of post-secondary education or to prevent the loss of a participant’s primary residence. All hardship withdrawal requests are subject to approval of the Plan Administrator.

A withdrawal of all or a portion of any rollover contributions in the Plan, along with any pre-tax earnings on those contributions, is allowed for any reason upon request while the participant is still actively employed.

Transfers Between Funds. A participant may elect to transfer all or a portion of his or her account balance to one or more of the active funds described above on a daily basis.

Rollover Contributions. The Plan is set up to accept rollover contributions from other qualified pension, profit sharing or 401(k) plans in which the participants have participated. Rollover contributions shall be credited to the participants’ accounts and may be invested in any manner authorized under the provisions of the Plan.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting. The financial statements of the Plan are prepared using the accrual method of accounting.

Estimates. The preparation of financial statements in conformity with generally accepted accounting principles requires the Plan Administrator to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results may differ from those estimates.

Fair Value Measurements. The Plan applies the guidance in FASB ASC 820 – Fair Value Measurements and Disclosures, which defines fair value, and establishes a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for indentical assets or liabilities (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements). The three levels of the fair value hierarchy are described below:

Level 1 – Inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities that the reporting entity has the ability to access at the measurement date.

Level 2 – Valuations based on quoted prices in markets that are not active or for which all significant inputs are observable, either directly or indirectly.

Level 3 – Prices or valuations that require inputs that are both significant to the fair value measurement and unobservable.

To the extent that valuation is based on models or inputs that are less observable or unobservable in the market, the determination of fair value requires more judgment. Accordingly, the degree of judgment exercised by the

ABIOMED RETIREMENT SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Plan in determining fair value is greatest for instruments categorized in Level 3. A financial instrument’s level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement.

Fair value is a market-based measure considered from the perspective of a market participant rather than an entity-specific measure. Therefore, even when market assumptions are not readily available, the plan’s own assumptions are set to reflect those that market participants would use in pricing the asset or liability at the measurement date. The Plan uses prices and inputs that are current as of the measurement date, including during periods of market dislocation. In periods of market dislocation, the observability of prices and inputs may be reduced for many instruments. This condition could cause an instrument to be reclassified from Level 1 to Level 2 or Level 2 to Level 3.

As of December 31, 2012, the Plan does not have any non-financial assets or liabilities which are required to be at fair value.

Valuation Techniques

There have been no changes in the valuation techniques used during the current period.

Mutual Funds

Mutual funds are valued at the quoted market prices. These securities are categorized in Level 1 as they are actively traded and no valuation adjustments have been applied.

Participant Loans

Participant loans represent the outstanding principal balances of the loan at amortized cost, which approximates fair value. As these inputs are significant and not observable, the loan fund is categorized as Level 3.

Income Recognition

Interest income is recorded when earned. Dividends are recorded on the ex-dividend date. In the statement of changes in net assets available for benefits, the Plan presents the net appreciation (depreciation) in the fair value of investments, which consists of the realized losses or gains and the unrealized appreciation (depreciation) on those investments.

Investment Valuation and Income Recognition. The Plan’s investments are stated at fair value, which is based on net asset value of shares at the end of the year for mutual funds. Shares of ABIOMED common stock held by the ABIOMED Common Stock Fund are stated at their fair market price as reported by the Nasdaq National Market as of the close of the plan year. The participant notes receivable are valued at their outstanding balances, which approximates fair value. Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

ABIOMED RETIREMENT SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Payment of Benefits. Benefits are recorded when paid.

Reclassifications

Certain amounts in the December 31, 2011 financial statements have been reclassified to conform with the December 31, 2012 presentation.

NOTE 3 – FAIR VALUE MEASUREMENTS

Assets measured at fair value on a recurring basis as of December 31, 2012 and 2011 are as follows:

	Total fair value	Quoted prices in active markets for identical assets (Level 1)	Significant other observable inputs (Level 2)	Significant unobservable inputs (Level 3)

December 31, 2012
Investment funds	$22,438,893	$22,438,893	$—	$—
Participant loans	290,206	—	—	290,206

Total	22,729,099	22,438,893	—	290,206

December 31, 2011
Investment funds	19,518,163	19,518,163	—	—
Participant loans	268,592	—	—	268,592

Total	$19,786,755	$19,518,163	$—	$268,592

ABIOMED RETIREMENT SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

NOTE 3 – FAIR VALUE MEASUREMENTS (CONTINUED)

Changes in the fair value of the Plan’s Level 3 investments during the years ended December 31, 2012 and 2011 were as follows:

Participant Loans

Balance, January 1, 2011	$252,243
Receipts, income, and disbursements, net	16,349

Balance, December 31, 2011	268,592
Receipts, income, and disbursements, net	21,614

Balance, December 31, 2012	$290,206

ABIOMED RETIREMENT SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

NOTE 4 – INVESTMENT CONTRACT WITH FIDELITY MANAGEMENT TRUST COMPANY

Fidelity Management Trust Company serves as the trustee and record keeper for the plan and the Plan Administrator adopted a Fidelity prototype plan.

On December 31, 2012 and 2011, the reported balances of funds held by Fidelity were as follows:

	Fair market value at December 31, 2012	Fair market value at December 31, 2011

Wells Fargo Growth ADM Fund	$3,414,566	$3,025,227
JP Morgan US Equity Select Fund	1,725,284	1,446,517
Fidelity Retirement Money Market Fund	1,626,933	1,689,173
ABIOMED, Inc. Common Stock Fund	1,626,561	1,835,577
American Century Heritage Investor Fund	1,589,163	1,215,141
JP Morgan International Value Select	1,398,374	1,205,640
Nuveen Equity Income Fund	1,261,118	1,191,558
Lord Abbett Short Duration Income Fund	1,209,933	—
Blackrock Small Capital Growth Fund	1,170,300	1,139,800
Fidelity Advisor Freedom 2030 Fund	1,040,038	740,694
Nuveen MDCP Index Fund	998,565	888,524
Fidelity Advisor Freedom 2035 Fund	934,020	533,386
Fidelity Advisor Freedom 2025 Fund	781,192	440,411
Fidelity Advisor Freedom 2015 Fund	752,441	636,901
Fidelity Advisor Stable Value Portfolio Fund	580,405	804,176
Fidelity Advisor Freedom 2040 Fund	520,693	325,953
Fidelity Advisor Technology Fund	422,754	272,694
Fidelity Advisor Freedom 2020 Fund	394,947	253,570
Fidelity Advisor Freedom 2045 Fund	387,710	149,228
Fidelity Advisor Freedom 2050 Fund	384,252	252,913
Fidelity Advisor Freedom 2010 Fund	75,053	60,179
Fidelity Advisor Freedom 2005 Fund	63,093	29,283
Fidelity Advisor Freedom Income Fund	47,655	36,712
T. Rowe Price International Equity Index	28,778	9,154
Fidelity Advisor Freedom 2055 Fund	5,065	—
JP Morgan Short Duration Bond Fund	—	1,335,752

Total	$22,438,893	$19,518,163

Fidelity maintains contributions in pooled separate accounts. The accounts are credited with the actual earnings on the underlying investments and charged for plan withdrawals. With the exception of administrative fees charged by Fidelity for participant loans, the Company absorbs all Plan expenses.

ABIOMED RETIREMENT SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

NOTE 5 – INFORMATION PREPARED AND CERTIFIED BY TRUSTEE

The following information included in the accompanying financial statements was obtained from data that has been prepared and certified to as complete and accurate by the trustee.

	2012	2011

Investments, at fair value:
Money market and cash funds	$1,696,217	$1,788,644
Mutual funds	19,185,408	15,993,413
Stock funds	1,557,268	1,736,106

Investment income	1,647,811	767,692

NOTE 6 – RISKS AND UNCERTAINTIES

The Plan provides for investment options in various mutual funds plus an option to invest in a fund whose predominant investment is shares of ABIOMED Inc. common stock. Investment securities are exposed to various risks, such as interest rate, market and credit. Due to the level of risk associated with certain investment securities and the level of uncertainty related to changes in the value of investment securities, it is at least reasonably possible that changes in risks in the near term would materially affect participants’ account balances and the amounts reported in the Statement of Net Assets Available for Benefits and the Statement of Changes in Net Assets Available for Benefits.

NOTE 7 – PARTIES-IN-INTEREST

Fidelity Management & Research Company manages a number of mutual funds available to plan participants subsequent to the plan conversion. Fidelity Management Trust Company is the Trustee as defined by the Plan and, therefore, transactions with any of the Fidelity Advisor mutual funds also qualify as party-in-interest transactions. The ABIOMED Common Stock Fund primarily invests in the common stock of Abiomed, Inc. as described in Note 1. Abiomed, Inc. is the Administrator of the Plan and pays all of the Plan’s fees. Fees paid for trustee and administrative services amounted to $26,026 and $33,746 for the years ended December 31, 2012 and 2011, respectively.

NOTE 8 – PLAN TERMINATION

Although it has not expressed any intent to do so, the Company has the right under the Plan to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will become 100% vested in their accounts.

NOTE 9 – TAX STATUS

The Plan Administrator adopted and amended a Fidelity prototype plan and has received an opinion letter from the Internal Revenue Service that indicates that the prototype plan is qualified under Code Section 401 of the Internal Revenue Code.

ABIOMED RETIREMENT SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

NOTE 9 – TAX STATUS (CONTINUED)

Accounting principles generally accepted in the United States of America require plan management to evaluate tax positions taken by the plan and recognize a tax liability (or asset) if the plan has taken an uncertain tax position that more likely than not be sustained upon examination by the IRS. The plan administrator has analyzed the tax positions taken by the Plan, and concluded that as of December 31, 2012, there are no uncertain tax positions taken or expected to be taken that would require recognition of a liability (or asset) or disclosure in the financial statements. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress.

NOTE 10 – SUBSEQUENT EVENTS

The Company has evaluated subsequent events through May 31, 2013 the date which financial statements were available to be issued.

NOTE 11 – RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500

The following is a reconciliation of net assets available for benefits per the financial statements at December 31, 2012 and 2011 to Form 5500:

	2012	2011
Net assets available for benefits per the financial statements	$23,168,357	$20,169,218

Contributions Receivable
Employer	(348,820)	(322,951)
Employee	(90,438)	(59,512)
Default loans	20,111	26,441
Other	—	77

Net assets available for benefits per the Form 5500	$22,749,210	$19,813,273

The following is a reconciliation of contributions per the financial statements for the year ended December 31, 2012 to Form 5500:

Contributions received by the participants per the financial statements	$3,158,713

Add: Contributions receivable at December 31, 2011	382,463
Less: Contributions receivable at December 31, 2012	(439,258)
Add: Default loans	—

Contributions received by the participants and the employer per Form 5500	$3,101,918

ABIOMED RETIREMENT SAVINGS PLAN

SCHEDULE H, LINE 4i – SCHEDULE OF ASSETS (HELD AT END OF YEAR)

DECEMBER 31, 2012

EIN: 04-2743260 PLAN NUMBER: 001

(a) (b) Identity of issuer, borrower, lessor or similar party	(c ) Description	(d) Cost		(e) Current Value

Wells Fargo Growth ADM Fund	Mutual Fund		**	$3,414,566
JP Morgan US Equity Select Fund	Mutual Fund		**	1,725,284
Fidelity Retirement Money Market Fund	Mutual Fund		**	1,626,933
ABIOMED, Inc. Common Stock Fund	Common Stock Fund		**	1,626,561
Am. Century Heritage Investor Fund	Mutual Fund		**	1,589,163
JP Morgan International Value Select	Mutual Fund		**	1,398,374
Nuveen Equity Income Fund	Mutual Fund		**	1,261,118
Lord Abbett Short Duration Bond Fund	Mutual Fund		**	1,209,933
Blackrock Small Capital Growth Fund	Mutual Fund		**	1,170,300
Fidelity Advisor Freedom 2030 Fund	Mutual Fund		**	1,040,038
Nuveen MDCP Index Fund	Mutual Fund		**	998,565
Fidelity Advisor Freedom 2035 Fund	Mutual Fund		**	934,020
Fidelity Advisor Freedom 2025 Fund	Mutual Fund		**	781,192
Fidelity Advisor Freedom 2015 Fund	Mutual Fund		**	752,441
Fidelity Advisor Stable Value Portfolio Fund	Mutual Fund		**	580,405
Fidelity Advisor Freedom 2040 Fund	Mutual Fund		**	520,693
Fidelity Advisor Technology Fund	Mutual Fund		**	422,754
Fidelity Advisor Freedom 2020 Fund	Mutual Fund		**	394,947
Fidelity Advisor Freedom 2045 Fund	Mutual Fund		**	387,710
Fidelity Advisor Freedom 2050 Fund	Mutual Fund		**	384,252
Fidelity Advisor Freedom 2010 Fund	Mutual Fund		**	75,053
Fidelity Advisor Freedom 2005 Fund	Mutual Fund		**	63,093
Fidelity Advisor Freedom Income Fund	Mutual Fund		**	47,655
T. Rowe Price International Equity Index	Mutual Fund		**	28,778
Fidelity Advisor Freedom 2055 Fund	Mutual Fund		**	5,065
Participant Loans	Participant Loans 5.25%-9.50%	—		290,206

Total				$22,729,099

**	Cost not necessary because participant directed investments.